INVEST IN **HARMONY BABY NUTRITION**

Best-in-Class Nutrition for Allergic Babies



harmonybabynutrition.com Boston, MA Notable Angel

Highlights



Notable Angel
Raised $25k or more from a notable angel investor

1. Raised $7.5m from top tier VCs including SOSV, Safar Partners, Rethink, MassVentures
2. Second time founder and CEO who previously built the #2 fastest growing SME in Brazil
3. Partnered with the Former President of Gerber (subsidiary of Nestle)
4. Supported by Pediatric Allergy and Immunology experts from MGH, URMC, BCM, UC Davis and more
5. 1/5 babies are allergic to cow's milk formula. The global hypoallergenic formula market is $3.5b.
6. Filed four patents and developed 55+ prototypes

Featured Investors



RETHINK FOOD **Rethink Food** in Follow — Invested $1,750,000
Notable Investor

Digitizing and decarbonizing the food system for the betterment of the people and planet.

Rini Greenfield, Founding Managing Partner
"Harmony is a company that we are very excited about because they are serving a large part of the market that has been left behind– up to 20% of babies are sensitive to the existing formulas available to them. Babies are not served and their families really suffer. Harmony is bringing to market a significantly better solution. Babies can get the nutrition that they deserve, and families can feel good about what they are giving to their babies. Harmony is bringing the infant formula industry to the 21st century."



Big Idea Ventures in Follow — Invested $300,000
Notable Investor

Solving the World's Biggest Challenges by supporting the World's Best Entrepreneurs, Scientists and Engineers.

Caroline Mak, Senior Director of Accelerator

"We invested in Harmony because their science-driven, human-milk identical formulations set a new standard in infant nutrition. By combining decades of research with clean, clinically validated ingredients like HMOs, they offer a best-in-class solution that addresses a critical gap in the market with clear competitive differentiation."

 **Lian Michelson** in [Follow]   Invested $25,000 ⓘ

"Compared to the dozens of companies I've evaluated in infant nutrition, Harmony stands out as a rare investment opportunity. Backed by top-tier investors and driven by a mission to turn stressful feeding moments into nourishing ones, Harmony combines superior science, emotional resonance, and strong execution. This is not just a good company—it's a category-defining brand in the making."

 **Rini Greenfield** [Follow]   Invested $1,850,000 ⓘ
Syndicate Lead

"As Managing Partner of Rethink Food, a venture capital fund focused on modernizing the food system, I've seen what it takes to disrupt large industries and deliver better products to consumers. Infant formula is one of the most important—and most outdated—categories in nutrition. I've known CEO Del Afonso for years and watched him grow Harmony from a bold idea into a science-driven, VC-backed consumer brand. Their mission is clear: to create infant formula inspired by the science of human milk, built on modern nutrition and trust with parents. In a $50B+ global category dominated by legacy brands, Harmony stands out as innovative, transparent, and safe. We invested because we believe Harmony is uniquely positioned to redefine infant nutrition. The team combines scientific rigor with deep empathy for families, and their early traction proves parents are ready for a better option. I'm proud to back Harmony as they lead the future of infant formula."

 Other investors include <u>Safar Partners</u> [Notable]

Our Team

 **Wendel Afonso** Founder and CEO

Serial entrepreneur and dad of three. 20+ years treating babies with dietary restrictions and launching 30+ innovative products. Expert in translating science into consumer solutions, with 30 publications and 7 patents.

 **Shirley Szeto** Head of Business Strategy and Operations

Business strategist & venture builder with experience in infant nutrition and operational leadership in early-stage startups. Former early-stage deep-tech venture capital investor.

 **Mariana Souza** VP, Formulation

Food scientist & infant nutrition expert. 15+ years in product development, formulation & analytics. PhD in Food Science with expertise in allergy-focused formulas, probiotics & prebiotics.

 **Mauro Ramalho Silva** VP, Quality and Manufacturing

Specialized in developing robust manufacturing processes and quality control systems. 15+ years in infant formula production and quality control. Published author of 77 scientific articles and 21 book chapters. PhD in Food Science.

 **Dr. Robert DiGregorio, D.O.** Senior Regulatory Advisor

Physician executive & former OB-GYN. 40 years in healthcare, including 19 in regulatory leadership at Wyeth, Pfizer & Nestlé Nutrition. Expert in FDA strategy and clinical trial design. Philadelphia College of Osteopathic Medicine – D.O.

 **Dr. Victoria Mackenzie Martin, MD** Senior Medical Advisor

Pediatric gastroenterologist & food allergy expert. Co-Director, Pediatric GI Section, Food Allergy Center at MGHfC. Assistant Professor, Harvard Medical School. Harvard T.H. Chan – MPH; University of Massachusetts Medical School – MD.

Pitch

From One Parent to Another



Dear friends, parents, and supporters,

When our second child was born, I spotted the signs almost immediately. The constant discomfort after feeding. The reflux. The blood in the stools. As someone who've spent over a decade helping babies with special dietary needs, I knew right away: those were typical of cow's milk protein allergy (CMPA).

However, my expertise and years of experience with cow's milk allergic infants couldn't change one simple fact: we still faced the same challenges every family dealing with CMPA knows all too well:

- Very limited formula options filled with industrial processed sugars
- A taste and smell so unpleasant my daughter would push the bottle away
- A huge number of conflicting advices that left parents overwhelmed

We founded Harmony because no parent should have to choose between their baby's health and their peace of mind. We've spent years building a clean-label, human milk–inspired formula, one that's not only safe for babies with allergies, but also gentle, palatable, and scientifically sound. With the support of like-minded investors, we've partnered with leading paediatric allergists and nutrition experts from Harvard, MGH, UC Davis and more. We've tested over 50 prototypes and filed 4 patents. And most importantly, we've never lost sight of the families we're here to serve.

Now, we're ready to bring our first product, Melodi, into the world. This Wefunder campaign is how we take the final step: bringing a much-needed solution into the hands of families who've been waiting far too long.

Whether you're a parent, a healthcare provider, or someone who simply believes that every baby deserves a healthy start — thank you. Your support means everything.

Warmly,

Del Afonso
Founder & CEO, Harmony

Why Harmony?

We're Harmony, and we're on a mission to transform infant nutrition with clean, gentle, human milk–inspired formulas for our little ones with allergies and sensitivities.

We're not just passionate, we're proven and backed by world-class partners. Harmony is already supported by some of the world's most respected venture investors in food and health innovation. IndieBio/SOSV, Safar Partners, Rethink Food, Big Idea Ventures , Portifolia, Brinc, Artesian and MassVentures have all invested in our mission.



artesian · BIG IDEA VENTURES · brinc · CONSCIENCE · DIVERGENT CAPITAL · INDIE BIO · K3 VENTURES · MASS VENTURES · PORTFOLIA · RETHINK FOOD · SAFAR PARTNERS · theventure.city · VENTURES · zentynel

These partners bring more than funding; they bring decades of experience scaling high- impact, science-driven companies in food, health, and biotechnology. Their support is a vote of confidence in our vision, our formulation approach, and our team's ability to execute.

This isn't a small niche. It's a major, underserved global market. About 20% of babies are allergic to cow's milk formula. That's millions of families seeking alternatives every year.



But the current options are failing families.

Despite this massive need, the allergy friendly segment is the most neglected corner of infant nutrition. These very sensitive babies rely on old formulations that haven't changed much in decades. Their composition is far from the gold standard, built on industrial ingredients instead of natural, gentle ingredients present in human milk.



It leaves parents facing in a painful, guilt-ridden situation: since regular formula is making their baby sick, their only option is to feed them a product that all their senses (smell, taste) tell them is basically undrinkable. Feeding time becomes a source of stress instead of bonding, when it should be one of the most intimate, reassuring moments of early parenthood.

An abundance of research has shown that poor taste is a well-recognized limitation of extensively hydrolyzed and amino acid-based formulas.



Healthcare professionals frequently acknowledge this challenge in their own practice — noting that even when these formulas are clinically appropriate, feeding refusal remains a major barrier to effective use.

We know, because we've been there. We know this heartbreak firsthand. Our most powerful instinct as a parent is to protect our children. Having to feed a baby something they are clearly trying to reject, day after day, is a trauma that can stay with a parent long after their child graduates from formula. That's the reason why Harmony started.

Harmony was born from lived experience.

Harmony was founded by Del, a pharmacist and entrepreneur, but more importantly, a father who watched his own allergic baby struggle with feeding.






Having previously built one of Brazil's fastest-growing baby nutrition companies (ranked #2 among fastest-growing SMEs in 2015), Del brings not only personal experience but proven expertise in bringing better options to families at scale.

Every feeding should be nourishing — not a compromise.

Harmony is built to set a new standard. Ahead of launching our infant formula, we are excited to offer our first product, Melodi, is a best-in-class allergy friendly toddler formula carefully crafted with the inspiration of human milk's form and function.



Inspired by human milk

No compromises.
Just natural nutrition.

Carefully crafted with about 50% of its ingredients like those found in human milk. In contrast, traditional allergy friendly formulations contain less than 3% of these components, making our formula much closer to what nature intended. The percentage resemblance is measured by dry matter (g/L) (solids, nutrients).



~50%
Melodi

2%
Allergy-friendly brand A

0%
Allergy-friendly brand B

We maximize human milk–identical ingredients using cutting-edge science and industry expertise.

INGREDIENTS

Lactose, extensive hydrolyzed milk proteins, vegetable oils (canola oil, coconut oil, soy oil), corn starch, 2'-fucosyllactose (2 'FL), and less than 2% Mortierella alpina* oil, Schizochytrium sp** oil, lacto-N-neotetraose (LNnT), calcium phosphate, potassium citrate, sodium chloride, potassium chloride, ferrous sulfate, potassium phosphate, magnesium phosphate, zinc sulfate, copper sulfate, manganese sulfate, potassium iodide, sodium selenite, choline bitartrate, ascorbic acid, niacinamide, calcium pantothenate, riboflavin, thiamin mononitrate, vitamin D3, pyridoxine hydrochloride, folic acid, vitamin K1, biotin, vitamin B12, inositol, vitamin E acetate, vitamin A palmitate, nucleotides (cytidine 5'-monophosphate, disodium uridine 5'-monophosphate, adenosine 5'-monophosphate, disodium inosine 5'-monophosphate, disodium guanosine 5'-monophosphate), L-histidine, L-leucine, L-phenylalanine, L-tyrosine, L-tryptophan, taurine, L-carnitine, mono- and diglycerides of fatty acids.

* Source of Arachidonic Acid (ARA)
** Source of Docosahexaenoic Acid (DHA)

Protein Blend

A unique, extensively hydrolyzed milk protein blend. It's broken down for easier digestion and reduced allergenicity, making it suitable for toddlers with sensitivities

Carbohydrate Source

Our formula uses lactose, the same carbohydrate found in human milk. This approach follows nature's design to provide energy for the baby and support the development of a healthy microbiome.

HMOs

We include 2FL and LNnT at the maximum allowed quantity. They are essential bioactive components of human milk that help nourish the gut microbiome and support immune development.

Oil Blend

Since cow's milk fats can carry allergenic proteins, Melodi uses a plant-based oil blend as the best solution. Our proprietary mix of canola, coconut, and soy oils is carefully crafted to provide a fatty acid profile that's as close to human milk as possible.

ARA & DHA

Essential fatty acids crucial for supporting cognition, brain connectivity, and allergy prevention in early childhood

Vitamins & Minerals

A complete blend of vitamins and minerals, including nucleotides, that meets the most rigorous international standards for infant nutrition

Our formula is carefully developed by our team of scientists and with parents of allergic children and top healthcare professionals in mind, including pediatric allergy specialist and immunology experts from Harvard, MGH, UC Davis, URMC, BCM, and more.

      

Parents and healthcare providers are desperate for better choices.

Early life nutrition products are among the most complex foods in the world. Crafting a single product requires multiple steps to ensure the highest standards of safety and quality.

Our development builds on over 20 years of expertise in infant nutrition and is backed by an extensive body of scientific and technical work. More than 100 peer-reviewed papers were critically evaluated to inform the design of our formulations,

We've put ingredient selection first. Through a rigorous qualification process, we chose suppliers who meet the highest standards for baby nutrition, and from there, we developed and optimized over 55 prototypes to perfect our formulation.

  

55+
Prototypes formulated

With the choice of the best extensively hydrolysed proteins, the formulation becomes much harder to stabilize than regular products. That breakdown isn't just cosmetic. If a formula separates, the nutrients may not be evenly distributed. This means a baby might only consume part of the intended nutrition in each feeding, leaving essential components behind in the bottle. Over time, this inconsistency can impact growth, digestion, and immune development, especially for babies with allergies, who already have unique nutritional needs.

To solve this, we meticulously fine-tuned multiple steps in our production process to ensure the formula stays consistent, uniform, and stable. We call this emulsion stability, the ability of the formula to maintain its integrity so every sip delivers exactly what your baby needs.

See how Melodi formula doesn't separate compared to others:



Melodi — No separation | VS | Standard of care — Layers of separation

We also conducted pre-clinical in vitro trials to evaluate safety and efficacy, including microbiome development, protein bioactivity, carbohydrate impact on beneficial bacteria, and the hypoallergenicity of both proteins and complete formulas. This comprehensive evidence base underpins the robustness of our product and the innovation behind it.

Most importantly, we've cracked the code on allergy friendly formula that doesn't smell or taste awful.

We've cracked the code on allergy friendly formula that doesn't smell or taste awful.



In addition, our human sensory study with 190 subjects comparing Melodi with market leaders shows 61% superiority in sensory profile (appearance, aroma, taste, consistency). The affective test was carried out through an acceptance test using a 9-point hedonic scale (1 - extremely disliked it to 9 - extremely liked it) for the attributes of appearance, aroma, flavor, consistency, and overall impression.



Lastly, we've secured manufacturing partnerships with facilities that specialize in the highest quality controls because in infant nutrition, trust is everything.

We partner with manufacturing experts who specialize in complex infant nutrition products. With decades of experience and the most stringent certifications in the industry, our partners ensure the highest quality controls because when it comes to infant nutrition, trust is everything.

 

We're at the Inflexion Point: Ready to Launch

After years of rigorous R&D, we've de-risked market entry. We developed a best-in-class formula with a superior taste profile, filed for IP protection, secured manufacturing partnership, and built early excitement among parents and healthcare providers.

This raise isn't for an idea; it's to scale a product that will transform the infant nutrition industry. With your support, we'll launch Melodi, our allergy-friendly toddler formula, and deliver this critical solution to families who need it most.

We'll begin by launching Melodi through our own direct-to-consumer (D2C) channel, where we can build close relationships with families, gather feedback, and educate parents and healthcare providers about the benefits of our formula. Once we establish early traction, we'll expand to online marketplaces like Amazon to increase accessibility and reach. From there, we plan to scale into select retail stores, making allergy-friendly, human milk–inspired nutrition available wherever parents shop.

But Melodi is just the beginning.

Our pipeline includes extensively hydrolysed formulas, amino acid formulas, and a roadmap to launch several revolutionary infant formula products, all built on the same clean-label, human milk–inspired foundation.


$8 Billion
market in 2025
$145 Billion
market in 2030
Hypoallergenic
infant formula
Allergy-friendly
Toddler formula
Routine infant and
toddler formula

We've filed four patents covering the formulation composition of our product pipeline, covering, novel allergy friendly compositions and a new category of bioactive infant nutrition products designed to closely mirror the form and function of human milk.

But to make Melodi a reality for families everywhere, we need you.

We're inviting you to join us. This community round is all about bringing together everyone who understands that infant nutrition shouldn't involve compromise and wanted to create a better world for babies and parents all over the world. Your investment will help us scale production and reach more families in need.

Together, we can transform feeding time from a battle into a moment of real nourishment — offering babies the clean, gentle, human milk–inspired nutrition they deserve.


Come &
Join Us.